Press Release

FOR IMMEDIATE RELEASE

LABOPHARM REPORTS RESULTS FOR
SECOND QUARTER FISCAL 2008

– Positive Trends Emerging for Once-Daily Tramadol as Company Advances Follow-On Products Towards Commercialization –

LAVAL, Quebec (August 8, 2008) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today reported its results for the second quarter ended June 30, 2008. All figures are in Canadian dollars unless otherwise stated.

"We are seeing positive trends emerge for our once-daily tramadol product highlighted by steady growth of in-market sales, steady growth in market share, and sequential quarterly growth in our reported product sales," said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. "At the same time, we are continuing to advance the development of follow-on programs toward our goal of commercializing multiple products. We are in the final stages of preparation of the New Drug Application for the most advanced program in our pipeline, a novel antidepressant containing trazodone that we believe could address a significant unmet need in the treatment of depression. We are also progressing in our development of other unique pain products, including a twice-daily formulation of tramadol-acetaminophen, the Phase III clinical study for which we expect to complete this year, as well as our misuse prevention platform, for which we are preparing to initiate pharmacokinetic studies on two of the most widely misused pain drugs."

Financial Summary

Revenue from product sales of Labopharm’s once-daily tramadol for the second quarter of fiscal 2008 was $3.9 million compared with $4.1 million for the second quarter of fiscal 2007. Sales of the Company’s once-daily tramadol to end users ("in-market sales") for Europe1 experienced strong growth with standard unit sales for the first five months of 2008 growing at an annualized rate of 72%. Gross margin for the second quarter of fiscal 2008 increased to 56% from 46% for the second quarter of fiscal 2007. The second quarter of fiscal 2007 excludes a $1.7 million provision for once-daily tramadol pre-launch inventory and related deposits to manufacturers. Research and development and selling, general and administrative expenses for the second quarter of fiscal 2008 were $12.4 million compared with $11.7 million for the second quarter of fiscal 2007. Net loss for the second quarter of fiscal 2008 was $10.1 million, or $0.18 per share, compared with $11.0 million, or $0.19 per share, for the second quarter of fiscal 2007.

___________________________
1 Includes France, Germany, the United Kingdom, Spain and Italy.

Recent Developments

Once-Daily Tramadol Global Commercialization Program

Product Continues to Steadily Gain Market Share – Labopharm’s product continues to steadily gain market share in Europe and Canada as evidenced by May 2008 data. Overall share of the European2 tramadol market3 continued to exhibit solid growth. Moreover, Labopharm’s product moved into the number one position in the once-daily segment of the market with a 45% share. Growth continues to be particularly strong in France, where the product’s share of the tramadol market3 reached 7.3%. In Canada, sequential monthly growth in the number of prescriptions for the Company’s product averaged 25% in March, April and May 2008 and the product’s share of the tramadol market increased to 17.5%.

Both the European and Canadian markets for tramadol products continue to grow, with standard unit sales in Europe growing at a compound annual rate of 12% over the last five years and the number of prescriptions in Canada increasing by an average of 13% per month over the period of January to May 2008.

Product Launched in Four Additional Countries – Labopharm’s product was launched in South Korea under the brand name TramaConti CR®, in Australia under the brand name Durotram XR®, in Austria and Romania under the brand name Noax® Uno. The launches bring the total number of countries in which the product is being sold to 14, representing almost 55% of the global market4 for tramadol products.

Reacquired Sales and Marketing Rights for UK – Labopharm reacquired the sales and marketing rights to its product (Tradorec XL®) for the United Kingdom from Recordati Ireland Ltd. The Company plans to relaunch the product this fall.

Submitted Complete Response to FDA and Assigned New PDUFA Action Date – Labopharm submitted a complete response to the U.S. Food and Drug Administration (FDA) that centered on the additional analysis of existing data using the methodology previously put forward by the Agency. The response was subsequently accepted as a complete, Class 2 response and the action date assigned under the Prescription Drug User Fee Act (PDUFA) is January 2, 2009.

DDS-04A Containing Trazodone for Treatment of Depression

Finalizing NDA for Submission in Third Quarter 2008 – Labopharm is in the process of finalizing the New Drug Application (NDA), which it expects to submit in the third quarter of 2008. The Application will include the results of the positive Phase III clinical trial, which, in addition to achieving statistical significance for the primary endpoint (p value of 0.0183) for efficacy in the treatment of depression, demonstrated improvement in the overall quality of sleep. The study also showed that DDS-04A was statistically superior to placebo by the end of the first week of treatment. The Company is also in discussions with respect to establishing a marketing partner for the United States.

___________________________
2 Includes France, Germany, the United Kingdom, Spain and Italy.
3 Labopharm’s target market consists of the market for immediate-release, twice-daily, once-daily and drop formulations of tramadol.
4 Sales in US dollars for the twelve-month period ended March 31, 2008.

Twice-Daily Tramadol-Acetaminophen Combination Product

Phase III Clinical Trial Continues – Enrolment for the North American Phase III clinical trial (study 06CCL3-001) continues, as do discussions with potential marketing partners for distribution of the product globally.

Misuse Prevention Platform

Preparing to Initiate PK Studies for Two Widely Misused Pain Drugs – Following on positive pharmacokinetic studies on a misuse prevention formulation of once-daily tramadol, Labopharm is preparing to initiate pharmacokinetic studies for two of the most widely misused pain drugs.

Financial Results

Revenue for the second quarter of fiscal 2008 was $4.9 million compared with $5.9 million for the second quarter of fiscal 2007. Revenue from product sales was $3.9 million compared with $4.1 million for the second quarter of fiscal 2007. Sales of the Company’s once-daily tramadol to end users ("in-market sales") for Europe5 experienced strong growth with standard unit sales for the first five months of 2008 growing at an annualized rate of 72%.

Gross margin (as a percentage of revenue from product sales) for the second quarter of fiscal 2008 increased to 56% from 46% for the second quarter of fiscal 2007. The second quarter of fiscal 2007 excludes a $1.7 million provision for once-daily tramadol pre-launch inventory and related deposits to manufacturers. The increase in gross margin was due primarily to lower packaging costs and higher average selling prices per tablet.

Licensing revenue for the second quarter of fiscal 2008 was $1.1 million and represented a portion of licensing payments received from the Company’s licensing and distribution partners for once-daily tramadol. Licensing revenue for the second quarter of fiscal 2007 was $1.7 million. The decrease in licensing revenue was primarily the result of the extension of the estimated term over which the Company is recognizing the up-front payment of US$20 million previously received from Purdue Pharma following receipt of the second Approvable Letter from the FDA in May 2007.

Research and development expenses, net of research and development tax credits, for the second quarter of fiscal 2008 were $6.3 million compared with $5.7 million for the second quarter of fiscal 2007. The increase was primarily the result of a higher level of clinical trial activity in the second quarter of fiscal 2008 as well as a general increase in our research and development workforce to support the development of our growing product pipeline. Research and development tax credits for the second quarter of fiscal 2008 were $0.7 million compared with $0.8 million for the second quarter of fiscal 2007.

Selling, general and administrative expenses for the second quarter of fiscal 2008 were virtually flat year over year at $6.1 million versus $6.0 million for the second quarter of fiscal 2007.

___________________________
5 Includes France, Germany, the United Kingdom, Spain and Italy.

Variances include primarily higher legal and compensation costs, offset by lower non-cash stock-based compensation expense.

Net loss for the second quarter of fiscal 2008 was $10.1 million, or $0.18 per share, compared with $11.0 million, or $0.19 per share, for the second quarter of fiscal 2007.

Cash, cash equivalents and available-for-sale marketable securities at June 30, 2008 were $55.3 million, compared with $64.4 million at March 31, 2008. The cash, cash equivalents and available-for-sale marketable securities position at June 30, 2008 does not include the Company’s asset-backed commercial paper (ABCP) investment with an estimated fair value of $3.7 million that was reclassified as a long-term investment in the third quarter of 2007. The decrease in cash, cash equivalents and available-for-sale marketable securities was primarily the result of the use of funds for operating activities.

For the first six months of fiscal 2008, revenue was $8.1 million compared with $11.3 million for the first six months of fiscal 2007. Revenue from product sales was $6.0 million compared with $7.5 million in 2007. The difference is mainly attributable to the fact that a significant proportion of product sales for the first quarter of fiscal 2007 consisted of initial launch quantities for new European markets.

Gross margin (as a percentage of revenue from product sales) for the first six months of fiscal 2008 increased to 56% from 47% (excluding a $1.7 million provision for once-daily tramadol pre-launch inventory and related deposits to manufacturers) for the first six months of fiscal 2007. The increase in gross margin was due primarily to lower packaging costs and higher average selling prices per tablet.

Licensing revenue for the first six months of fiscal 2008 was $2.1 million and represented a portion of licensing payments received from the Company’s licensing and distribution partners for once-daily tramadol. Licensing revenue for the first six months of fiscal 2007 was $3.7 million. The decrease in licensing revenue was primarily the result of the extension of the estimated term over which the Company is recognizing the US$20 million up-front payment previously received from Purdue Pharma.

Research and development expenses, net of research and development tax credits, for the first six months of fiscal 2008 were $12.0 million compared with $10.2 million for the first six months of fiscal 2007. The increase was primarily due to higher clinical trial activity in the first half of fiscal 2008, and an increase in research and development workforce. Research and development tax credits for the first six months of fiscal 2008 were $1.8 million compared with $1.6 million for the first six months of fiscal 2007.

Selling, general and administrative expenses for the first six months of fiscal 2008 decreased to $10.9 million from $11.2 million for the first six months of fiscal 2007. The decrease is primarily due to lower non-cash stock-based compensation expense, partially offset by the increase in legal and compensation costs.

Net loss for the first six months of fiscal 2008 was $19.8 million, or $0.35 per share, compared with $17.5 million, or $0.31 per share for the first six months of fiscal 2007.

Labopharm continues to expect global sales of its once-daily tramadol product to be variable from quarter to quarter as a result of pipeline fill and other supply chain and market dynamics associated with the early stages of product launches. Labopharm believes that the penetration of markets in which its product has already been launched, as well as additional product launches globally, will result in continued annual growth in product sales.

Conference Call

Labopharm will host a conference call today (Friday, August 8, 2008 at 8:30 a.m. ET) to discuss its second quarter fiscal 2008 results. To access the conference call by telephone, dial 416-646-3095 or 1-800-814-4859. Please connect approximately five minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay until Friday, August 15, 2008 at midnight. To access the archived conference call, dial 416-640-1917 or 1-877-289-8525 and enter the reservation number 21278611#. A live audio webcast of the conference call will be available at www.labopharm.com. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

Labopharm inc.
CONSOLIDATED BALANCE SHEETS
[Unaudited]

	As at	As at
	June 30,	December 31,
	2008	2007
[Thousands of Canadian dollars]	$	$

ASSETS
Current
Cash and cash equivalents	32,557	17,173
Available-for-sale marketable securities	22,762	54,726
Accounts receivable	1,870	1,972
Research and development tax credits receivable	1,797	1,197
Income taxes receivable	120	161
Inventories	1,918	2,875
Prepaid expenses and other assets	783	1,460
Total current assets	61,807	79,564

Restricted long-term investments	133	1,277
Long-term investment	3,739	4,329
Property, plant and equipment	10,905	10,800
Intangible assets	3,596	3,453
Future income tax assets	119	116
	80,299	99,539

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	9,038	8,719
Current portion of deferred revenue	4,339	4,325
Current portion of obligations under capital leases	262	203
Total current liabilities	13,639	13,247

Deferred revenue	15,037	17,083
Obligations under capital leases	5,482	5,613
Long-term debt	14,318	13,647
Total liabilities	48,476	49,590

Shareholders’ equity
Share capital
Unlimited authorization of common shares, voting,
without par value; issued and outstanding 56,822,363
and 56,817,963 as at June 30, 2008 and as at
December 31, 2007, respectively	241,962	241,955
Warrants	541	541
Contributed surplus	14,096	12,527
Deficit	(224,756)	(205,024)
Accumulated other comprehensive loss	(20)	(50)
Total shareholders’ equity	31,823	49,949
	80,299	99,539

Labopharm inc.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
[Unaudited]

	For the three months ended:		For the six months ended:
	June 30,	June 30,	June 30,	June 30,
[Thousands of Canadian dollars,	2008	2007	2008	2007
except share and per share amounts]	$	$	$	$

REVENUE
Product sales	3,859	4,149	6,017	7,541
Licensing	1,064	1,707	2,125	3,728
	4,923	5,856	8,142	11,269

EXPENSES
Cost of goods sold (excluding depreciation)	1,683	4,003	2,634	5,704
Research and development, net	6,306	5,681	11,997	10,151
Selling, general and administrative	6,062	6,047	10,878	11,218
Financial costs	709	491	1,420	1,040
Impairment loss on long-term investment	—	—	691	—
Depreciation and amortization	524	500	1,049	972
Interest income	(551)	(925)	(1,203)	(1,897)
Foreign exchange (gain) loss	(20)	393	(292)	387
	14,713	16,190	27,174	27,575
Loss before income taxes	(9,790)	(10,334)	(19,032)	(16,306)
Provision for income taxes - current	350	675	800	1,202
Net loss for the period	(10,140)	(11,009)	(19,832)	(17,508)

Net loss per share basic – diluted	(0.18)	(0.19)	(0.35)	(0.31)

Weighted average number of common shares outstanding	56,821,651	56,795,490	56,819,919	56,784,151

Labopharm inc.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
[Unaudited]

	For the three months ended:		For the six months ended:
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
[Thousands of Canadian dollars]	$	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(10,140)	(11,009)	(19,832)	(17,508)
Items not affecting cash:
Depreciation of property, plant and equipment	460	442	915	856
Amortization of intangible assets	64	58	134	116
Amortization of premium or discounts on marketable securities	13	76	27	150
Impairment loss on long-term investment	—	—	691	—
Non-cash financial costs	92	36	187	77
Unrealized foreign exchange (gain) loss	(20)	400	(261)	388
Stock-based compensation	687	1,393	1,571	2,899
	(8,844)	(8,604)	(16,568)	(13,022)
Net change in non-cash operating items	(213)	(1,060)	717	108
	(9,057)	(9,664)	(15,851)	(12,914)

INVESTING ACTIVITIES
Acquisition of marketable securities	—	(10,224)	(23,553)	(53,247)
Proceeds from maturities of marketable securities	21,758	4,971	55,819	66,385
Acquisition of restricted long-term investment	—	—	(45)	—
Acquisition of property, plant and equipment	(629)	(326)	(1,148)	(1,146)
Acquisition of intangible assets	(179)	(49)	(277)	(123)
	20,950	(5,628)	30,796	11,869

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(47)	(25)	(72)	(47)
Repayment of long-term debt	—	(1,014)	—	(2,057)
Transaction costs	(118)	—	(118)	—
Proceeds from issuance of common shares	3	110	5	225
	(162)	(929)	(185)	(1,879)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	(175)	(831)	624	(914)
Net increase (decrease) in cash and cash equivalents during the period	11,556	(17,052)	15,384	(3,838)
Cash and cash equivalents, beginning of period	21,001	26,936	17,173	13,722
Cash and cash equivalents, end of period	32,557	9,884	32,557	9,884

Cash flows include the following items:
Interest paid	622	368	1,145	779
Income taxes received	43	—	43	472

For more information, please contact:
At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Senior Vice-President and Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Joe Racanelli
Tel: (514) 844-7997
jracanelli@equicomgroup.com